# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORUKA THERAPEUTICS, INC., CIK 0000907654
CUSIP: 687604108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 855 Oak Grove Avenue, Suite 100, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 07/01/2026
Amends the filing with accession number 0001213900-24-076599
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,553,895; sole dispositive power 0; shared dispositive power 14,553,895; aggregate amount beneficially owned 14,553,895 (19.47% of the class)
  Comment: The securities (a) include (i) 1,131,954 shares of common stock, $0.001 par value per share (the "Common Stock"), 2,973,894 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 7,874,739 shares of Common Stock issuable upon conversion of 94,497 shares of Series B non-voting convertible preferred stock, par value $0.001 per share (the "Series B Preferred Stock"), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"), and (ii) 2,573,308 shares of Common Stock directly held by Fairmount Healthcare Co-Invest III L.P., a Delaware limited partnership ("Co-Invest"), and (b) exclude 2,323,770 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants in excess of such beneficial ownership limitation. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 74,733,166 shares of Common Stock outstanding as of July 1, 2026, consisting of (i) 60,312,101 shares of Common Stock outstanding as of April 30, 2026, as reported in the Company's Form 10-Q filed on May 13, 2026, (ii) 3,553,410 shares of Common Stock issued upon conversion of Series B Preferred Stock by the Reporting Persons on July 1, 2026, (iii) 19,022 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons, (iv) 2,973,894 shares of Common Stock underlying the 2,973,894 Pre-Funded Warrants, subject to the beneficial ownership limitation, and (iv) 7,874,739 shares of Common Stock underlying the 94,497 shares of Series B Preferred Stock owned by the Reporting Persons.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,980,587; sole dispositive power 0; shared dispositive power 11,980,587; aggregate amount beneficially owned 11,980,587 (16.03% of the class)
  Comment: The securities (a) include 1,131,954 shares of Common Stock, 2,973,894 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 7,874,739 shares of Common Stock issuable upon conversion of 94,497 shares of Series B Preferred Stock and (b) exclude 2,323,770 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants in excess of such beneficial ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 74,733,166 shares of Common Stock outstanding as of July 1, 2026, consisting of (i) 60,312,101 shares of Common Stock outstanding as of April 30, 2026, as reported in the Company's Form 10-Q filed on May 13, 2026, (ii) 3,553,410 shares of Common Stock issued upon conversion of Series B Preferred Stock by the Reporting Persons on July 1, 2026, (iii) 19,022 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons, (iv) 2,973,894 shares of Common Stock underlying the 2,973,894 Pre-Funded Warrants, subject to the beneficial ownership limitation and (v) 7,874,739 shares of Common Stock underlying the 94,497 shares of Series B Preferred Stock owned by the Reporting Persons.
- Fairmount Healthcare Co-Invest III L.P. (CIK 0002009690): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,573,308; sole dispositive power 0; shared dispositive power 2,573,308; aggregate amount beneficially owned 2,573,308 (4.03% of the class)
  Comment: The securities listed represent 2,573,308 shares of Common Stock held directly by Co-Invest.
  
  Row 13 is based on 60,312,101 shares of Common Stock outstanding as of April 30, 2026, as reported in the Company's Form 10-Q filed on May 13, 2026.
- Harwin Peter Evan (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 19,022; shared voting power 14,553,895; sole dispositive power 19,022; shared dispositive power 14,553,895; aggregate amount beneficially owned 14,572,917 (19.5% of the class)
  Comment: The securities include (a) 19,022 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Harwin*, (b) Fund II's direct holdings of (i) 1,131,954 shares of Common Stock, (ii) 2,973,894 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, and (iii) 7,874,739 shares of Common Stock issuable upon conversion of 94,497 shares of Series B Preferred Stock held directly by Fund II, and (c) Co-Invest's direct holdings of 2,573,308 shares of Common Stock. The securities exclude 2,323,770 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 74,733,166 shares of Common Stock outstanding as of July 1, 2026, consisting of (i) 60,312,101 shares of Common Stock outstanding as of April 30, 2026, as reported in the Company's Form 10-Q filed on May 13, 2026, (ii) 3,553,410 shares of Common Stock issued upon conversion of Series B Preferred Stock by the Reporting Persons on July 1, 2026, (iii) 19,022 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons, (iv) 2,973,894 shares of Common Stock underlying the 2,973,894 Pre-Funded Warrants, subject to the beneficial ownership limitation and (v) 7,874,739 shares of Common Stock underlying the 94,497 shares of Series B Preferred Stock owned by the Reporting Persons.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Kiselak Tomas (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,533,895; sole dispositive power 0; shared dispositive power 14,533,895; aggregate amount beneficially owned 14,533,895 (19.47% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ORUKA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 855 Oak Grove Avenue, Suite 100, Menlo Park, California (CA), 94025
Comment: This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 6, 2024, Amendment No. 1 on September 13, 2024, Amendment No. 2 on November 21, 2024, Amendment No. 3 on March 10, 2025, Amendment No. 4 on September 19, 2025, and Amendment No. 5 on May 4, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 1, 2026, Fund II delivered to the Company a notice of conversion pursuant to Section 6.1 of the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (the "Certificate of Designation") to convert 42,641 shares of Series B Preferred Stock into 3,553,410 shares of Common Stock, in accordance with the terms of the Certificate of Designation. The conversion was effected for no cash consideration pursuant to the Certificate of Designation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 6 is incorporated by reference herein.

In the aggregate, the Reporting Persons' securities include (i) 3,705,262 shares of Common Stock, (ii) 19,022 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing, (iii) 2,973,894 shares of Common Stock underlying the 2,973,894 Pre-Funded Warrants, subject to the beneficial ownership limitation, and (iv) the 7,874,739 shares of Common Stock underlying the 94,497 shares of Series B Preferred Stock. The securities exclude 2,323,770 shares of Common Stock issuable upon conversion of 2,323,770 shares of Pre-Funded Warrants held directly by Fund II, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 6 is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

On July 1, 2026, Fund II sold in a block trade a total of 3,553,410 shares of Common Stock at a price of $84.43 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on September 6, 2024).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (07/01/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/01/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (07/01/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/01/2026)
- Fairmount Healthcare Co-Invest III L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (07/01/2026)
- Fairmount Healthcare Co-Invest III L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/01/2026)
- Harwin Peter Evan: /s/ Peter Harwin, Peter Harwin (07/01/2026)
- Kiselak Tomas: /s/ Tomas Kiselak, Tomas Kiselak (07/01/2026)